FBO Air, Inc.
101 Hangar Road
Avoca, PA 18641
(570) 414-1400

Mail Stop 0407


VIA FEDERAL EXPRESS AND EDGAR


June 27, 2005


Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-0407

Re:      FBO Air, Inc.
         Form 10KSB for the Fiscal Year Ended December 31, 2004 Filed on March 29, 2005 and Form 10-KSB/A filed on June 1, 2005

         Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
         Filed on May 23, 2005

         File No. 333-56046

         We are in receipt of your comment letter dated June 13, 2005 and we wish to provide you the following response to your comments:

Form 10-KSB for the Fiscal Year Ended December 31, 2004
General

      1.    We acknowledge that:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
            o the Company may not assert staff comments in any defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Spirgel
June 27, 2005
Page 2

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Item 8A Controls and Procedures, page A-6

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Item 3 Controls and Procedures, page 32

      2. In reference to our disclosures in Item 8A Controls and Procedures of our Form 10-KSB/A, as filed on June 1, 2005 and our Item 3 Controls and Procedures of our Form 10-QSB, as filed on May 23, 2005, we confirm to you and to the Commission that, except as we have described in these above referenced filings with you, that there was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter ended December 31, 2004 and our first fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Note 10 - Convertible Notes, Page 14

      3. You have asked that we explain to you how we considered Issue 7 of EITF 00-27 with regard to the beneficial conversion feature for our $400,000 of convertible notes, which on March 31, 2005, were converted into 4,018,375 shares of our common stock.

            Background
            Issue 7 of EITF 00-27 provides guidance to companies whereupon at the commitment date, due to certain contingent terms in the conversion option, the company would not be able to calculate the number of shares that would be received upon the conversion. Issue 7 further provides that in the case where there is such a contingent event, that the company would wait until that contingent event occurs and then record an adjustment to the beneficial conversion feature discount amount.

            Our response
            Based upon the facts and circumstances affecting the conversion of our convertible notes, the number of shares that were issued upon conversion were equal to the number of shares known to us at the time the convertible notes were issued. As such, at March 31, 2005, the date of conversion of such convertible notes into shares of common stock, there is no beneficial conversion discount under Issue 7 of EITF 00-27.

Mr. Spirgel
June 27, 2005
Page 3

Please call Howard Yeaton (201) 970-3951, Robert Berend (212) 909-9602 or myself
(570) 414-1400-3400 if you have any questions.


Very truly yours,


/s/ Ronald J. Ricciardi
------------------------------------------
Ronald J. Ricciardi

President, CEO and Chief Financial Officer